July 10, 2019

Walter A. Baker
Executive Vice President, General Counsel, and Secretary
Sunnova Energy International Inc.
20 East Greenway Plaza, Suite 475
Houston, TX 77046

       Re: Sunnova Energy International Inc.
           Registration Statement on Form S-1
           Filed June 27, 2019
           File No. 333-232393

Dear Mr. Baker:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2019 letter.

Registration Statement on Form S-1 filed June 27, 2019

Executive Officer Employment Arrangements, page 146

1. We are unable to locate Exhibit 10.39 which you represent will function as your form of employment agreement with your named executive officers. Additionally,
Exhibit 10.39
       is not listed in the Exhibit Index. Please revise.
Correspondence filed July 8, 2019

Capitalization, page 69

2. In order to facilitate investor understanding, please enhance your disclosures to clarify how you determine "as adjusted" and "as further adjusted" amounts in the notes to your
 Walter A. Baker
Sunnova Energy International Inc.
July 10, 2019
Page 2
         capitalization table, including any significant estimates and/or assumptions used to determine such amounts.
       You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at 202-551-3728 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNameWalter A. Baker
                                                               Division of
Corporation Finance
Comapany NameSunnova Energy International Inc.
                                                               Office of
Manufacturing and
July 10, 2019 Page 2                                           Construction
FirstName LastName